Exhibit 99.1

WGL HOLDINGS, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

($ in thousands)

Twelve Months Ended March 31, 2005

FIXED CHARGES:
Interest Expense	$43,035
Amortization of Debt Premium, Discount and Expense	484
Interest Component of Rentals	1,256

Total Fixed Charges	$44,775

EARNINGS:
Net Income before Dividends on Preferred Stock	$102,260
Add:
Income Taxes Applicable to Utility Operating Income	54,790
Income Taxes Applicable to Non-Utility Operating Income and Other Income (Expenses)-Net	5,103
Total Fixed Charges	44,775

Total Earnings	$206,928

Ratio of Earnings to Fixed Charges	4.6